August 9 2019

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On June 10, 2019, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of The Global Rates Fund, f/k/a The FX Strategy Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on July 25, 2019, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1.	Comment: Please ensure that all series and class identifiers have been added and updated to correspond with the Fund’s new name.

Response: The Fund’s administrator will update accordingly.

2.	Comment: Since the Fund’s name includes the term “global”, please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. See Release No. IC-24828, at Note 42 (January 17, 2001).

Response: The Fund’s principal investment strategy disclosure has been revised as follows:

The Fund invests at least 40% of its net assets in securities or other investments that create exposure to three or more foreign currencies.

3.	Comment: Please revise the electronic shareholder delivery disclosure on the cover page of the Fund’s prospectus to include (see Item 27(7)):

You may elect to receive all future reports in paper free of charge. You can inform the Fund [or your financial intermediary] that you wish to continue receiving paper copies of your shareholder reports by [insert instructions].

Your election to receive reports in paper will apply to all funds held with [the fund complex/your financial intermediary].

Response: The requested revision has been made.

Prospectus

Fee Table

4.	Comment: Please ensure that the fee waiver in footnote 2 is in place for at least one year from effective date of the filing, or remove the footnote.

Response: The footnote has been revised as follows:

The Fund’s adviser has contractually agreed to reduce its fees and to reimburse expenses, at least until April 30, 2021, to ensure that total annual Fund operating expenses after fee waiver and/or reimbursement (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses), borrowing costs (such as interest and dividend expense on securities sold short), taxes, expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the adviser)) (will not exceed 1.25% of average daily net assets attributable to Class I. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the particular date fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits at the time of waiver and recoupment. This agreement may be terminated only by the Board of Trustees on 60 days’ written notice to the Fund’s adviser.

Principal Investment Strategies

5.	Comment: Per the guidance provided in the Barry Miller No-Action Letter, please ensure that all derivative disclosures contained within are tailored specifically to the Fund’s investment practices. Note that in some places, there are specific references to derivatives and other places there are references to foreign derivatives; please clarify these references.

Response: The Registrant confirms that all derivative disclosures contained in the Fund’s Prospectus and SAI are specifically tailored to the Fund’s investment practices.

6.	Comment: The Fund lists “two [primary] complementary strategies”. The Staff finds the disclosure related to these strategies too intertwined. Please revise the Fund’s principal investment strategy disclosure to make clear which parts of the Fund’s principal investment strategy adheres to the Fund’s investment objectives (i.e., which parts seek income and which parts are for capital appreciation).

Response: The Fund’s principal investment strategy disclosure has been revised as follows:

These two complementary primary strategies are intended to generate returns from (1) capital appreciation from foreign currency-linked securities and/or derivatives; and fixed income derivatives and (2) interest income on fixed income securities. The Fund will invest in foreign currency-linked securities and/or foreign currency derivatives and fixed income derivatives, including bond futures. These investments are based on a model developed by the Fund’s adviser (the “Model”). The Model strategy is designed to capture returns related to trends in currency exchange rates and international government bond markets by investing primarily in exchange traded futures, including foreign currency and interest rate futures, as well as fixed income securities. The Fund may also invest in currency forward and swap contracts. The Model strategy uses multiple factors and quantitative techniques to analyze macroeconomic and financial indicators to determine long and short positions in currencies and global bonds. The adviser expects that by utilizing the Model, which analyzes macroeconomic and financial factors including relative interest and inflation rates, this strategy will seek to identify investments that will generate consistent positive absolute returns. The Fund invests at least 40% of its net assets in securities or other investments that create exposure to three or more foreign currencies.

7.	Comment: Supplementally, please explain what is meant by the term “proprietary foreign exchange”. If this is intended as reference to an investment model, then please clarify accordingly.

Response: The Fund’s principal investment strategy disclosure has been revised as follows:

These investments are based on a model developed by the Fund’s adviser (the “Model”).

8.	Comment: With respect to the disclosure, “The Fund invests at least 40% of its net assets in securities or other investments that create exposure to foreign currencies” – please disclose the number of foreign currencies (i.e., countries) that the Fund expects to be exposed to. Also confirm if the Fund will only invest in fiat currency.

Response: Please see the Registrant’s response to Comment 2.

Principal Investment Risks

9.	Comment: Please reorder the Fund’s principal investment risks according to priority rather than alphabetical order. Please note that after listing the most significant risks of the Fund by priority, the remaining risks can be alphabetized if desired.

Response: The Registrant respectfully declines to revise the existing disclosure.

10.	Comment: Given the “Short Position Risk” disclosure, please add a line item to the Fund’s fee table for short sales if applicable.

Response: With respect to the Fund, the Registrant anticipates that short positions will be created through the use of derivatives, not through the actual short sale of securities. Therefore, the Fund will not incur interest and dividend expenses related to short sales and a revision to the Fund’s fee table would not be applicable.

Additional Information About Principal Investment Strategies and Related Risks

Principal Investment Risks

11.	Comment: Please consider deleting the disclosure “commodity pools or other ‘Underlying Funds.’”

Response: The Registrant has deleted the disclosure in question.

12.	Comment: With regard to “Issuer Specific Risk” – please consider retaining the disclosure that was shown as deleted within the courtesy copy of the filing that was provided to the staff.

Response: The Registrant has reinserted the disclosure in question.

13.	Comment: With regard to “Model Risk” – the words “mathematical” and “Fund” were deleted here but not within the summary section risk, please reconcile. Also, if using the term “Fund” please define it and use it consistently throughout the filing.

Response: The disclosure in question has been revised as requested.

Management – Investment Adviser

14.	Comment: With regard to the disclosure, “Traub served as adviser to Fund from its inception until June 30, 2019” – please use the full name of the former adviser.

Response: The Registrant has revised the disclosure in question as follows:

Traub Capital Management, LLC served as adviser to Fund from its inception until June 30, 2019.

Part C

15.	Comment: Please confirm that all applicable exhibits have or will be filed as necessary. Specifically note, that the advisory agreement, expense limitation agreement, and code of ethics for the Fund’s new adviser will need to be provided.

Response: The Registrant so confirms.

16.	Comment: Throughout the Part C, please delete all references to the Fund’s previous adviser and replace them with appropriate disclosure for the Fund’s new adviser where applicable.

Response: The Registrant has revised the disclosure as requested.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser